Financial Statements and Independent Auditor's Report

Unsmudgeable, Inc.

For the Year Ended December 31, 2025

Independent Auditor's Report

To the Board of Directors and Shareholders

Unsmudgeable, Inc.

Opinion

We have audited the accompanying financial statements of Unsmudgeable, Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of income for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Unsmudgeable, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Unsmudgeable, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements applicable to the audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Unsmudgeable, Inc. ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements, as a whole, are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Unsmudgeable, Inc. internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Unsmudgeable, Inc. ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Joseph Komolafe
Joseph Komolafe, CPA
Dated: March 20, 2026
New York, US
Lic#126533

Unsmudgeable, Inc.

Balance Sheet

As of December 31, 2025

	Notes	In US Dollars 2025
Assets		
Non-current Assets		
Property, Plant & Equipment		0
Total Non-current Assets		**0**
Current Assets		
Cash and Bank Balances	1	25,078
Accounts Receivable	2	5,000
Total Current assets		**30,078**
Total Assets		**30,078**
Liabilities and Equity		
Current Liabilities		
Credit Cards Payable		0
Total Current Liabilities		**0**
Non Current Liabilities		
Long-Term Liabilities		0
Total Non Current Liabilities		**0**
Total Liabilities		**0**
Equity		
Opening balance equity		12,009
Stock Subscription Liability		87,670
Retained Earnings		(4,390)
Net Income		(65,211)
Total Equity		**30,078**
Total Liabilities and Owner's Equity		**30,078**

_____
Director

Unsmudgeable, Inc.

Income Statement

For the year ended December 31, 2025

	Notes	In US Dollars 2025
Total Revenue	3	**3,704**
Less: Cost of Good Sold	5	**0**
Gross Profit		**3,704**
Operating Expenses		
Advertising & Marketing	4	11,217
General & Administrative Expenses	5	57,698
Total Expenses		**68,915**
Operating Profit		**(65,211)**
Other Expense		**0**
Other Income		**0**
Net Profit for the year		**(65,211)**

_____
Director

Unsmudgeable, Inc.
Statement of Shareholder's Equity

For the year ended December 31, 2025

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2025	**7,432**	**(4,389)**	**3,043**
Add: Owner's Contribution	92,246	0	92,246
Less: Owner's Distributions	0	0	0
Net Loss for the period	-	(65,211)	(65,211)
Balance as at December 31, 2025	**99,678**	**(69,600)**	**30,078**

Unsmudgeable, Inc.
Statement of Cash Flows

For the year ended December 31, 2025

	Notes	In US Dollars 2025
Cash Flows from Operating Activities		
Net Loss for the year		(65,211)
Increase in Accounts Receivable		(5,000)
Net Cash Used in Operating Activities		**(70,211)**
Cash Flows from Investing Activities		
Purchase of Property, Plant & Equipment		0
Net Cash from Investing Activities		**0**
Cash Flows from Financing Activities		
Owner's Contributions Received		92,246
Net Cash from Financing Activities		**92,246**
Net Increase in Cash and Cash Equivalents		**22,035**
Cash and Cash Equivalents – Beginning of Period		3,043
Cash and Cash Equivalents – End of Period		**25,078**

_____

Director

Note A – Organization and Description of Business

Nature of Business

Unsmudgeable, Inc., located at 200 Powder Mill Road, Wilmington, DE 19803, is engaged in the development and production of plant-based coatings designed to reduce or eliminate fingerprints on touch surfaces. The Company is wholly owned by Swarnambika Shiv.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Measurement

The financial statements presented herein have been meticulously prepared in accordance with the historical cost convention. In these documents, barring the figures represented in the cash flow statement, all transactions have been comprehensively recorded on an accrual basis, ensuring a thorough and accurate reflection of the organization's financial position.

Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plant and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses during the current period, which may raise substantial doubt about its ability to continue as a going concern. However, the Company maintains total assets of $30,078, which provide a level of financial support for ongoing operations. Management believes that the Company will be able to continue its operations and meet its obligations as they become due.

Functional Currency

These financial statement are prepared in United States Dollars which is the Company's functional currency.

Intangible Asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2025, which is the date the financial statements were available to be issued. Through December 31, 2025, no subsequent events required recognition or disclosure in the financial statements.

Income Tax

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

Note C – References to Financial Statements

1 Cash and Bank Balances

	2025
Cash	25,957
Return	(879)
Total	**25,078**

2 Accounts Receivable

	2025
Accounts receivable (A/R)	5,000
Total	**5,000**

3 Total Revenue

	2025
Sales	3,461
Services	243
Total	**3,704**

4 Advertising & marketing

	2025
Advertising & marketing	11,218
Total	**11,218**

5 General & Administrative Expenses	2025
Commissions & fees	(21)
Contract labor	14,799
Bank fees & service charges	21,125
Insurance	47
Legal & accounting services	6,437
Software & apps	296
QuickBooks Payments Fees	82
Rent	1,350
Building & land rent	6,750
Supplies & materials	5,097
Travel	460
Airfare	79
Hotels	1,197
Total	**57,698**